



Kevin Terry Smith · 3rd

Marketing Strategist at Equitas Health, Founder at OLLY
AWAKE

Columbus, Ohio, United States · 500+ connections ·

Contact info

 **OLLY AWAKE ™**

 **Capital University**

Featured





WE ARE OLLY AWAKE
YouTube

We are a community of people who believe
that clothing is a pathway towards self…



OLLY AWAKE



OLL
OLLY

Olly
com

Experience



Founder

OLLY AWAKE ™

Jan 2018 – Present · 2 yrs 11 mos

Columbus, Ohio Area

When I first started work on creating what is now OLLY AWAKE, I wanted to forge a space that was completely free of gender. I had enough of shopping in sales channels where someone else was deciding what my gender meant, and what styles, shapes, textiles, colors, etc. were appropriate for me to wear.

I thought this would take shape in the form of a gender neutral boutique. However, I hit a major roadblock when I realized there really wasn't product available that I considered to be truly 'gender neutral,' and if it was it was totally inaccessible to the average person.   ...see mor





Equitas Health

2 yrs 1 mo

Marketing Strategist

Nov 2019 – Jun 2020 · 8 mos

I lead the strategy, creation, and management of Equitas Health's content delivery efforts and paid advertising, including social media, web, email, and advertising strategies that support the organization's growth priorities.

Digital Marketing Manager

Jun 2018 – Nov 2019 · 1 yr 6 mos

I manage the digital presence of Equitas Health, including ad buying, social media, email marketing and web.



#HealthWorthy



Marketing Manager & Program Coordinator

Leadership Columbus

Aug 2014 – May 2018 · 3 yrs 10 mos

Columbus, Ohio Area

My role focuses on managing the communication and marketing channels of LC, building relationships with our alumni and stakeholders, planning events and coordinating the logistics of our Signature Program.

...see mor





PR Intern

TourismOhio, Ohio Development Services Agency

Jan 2014 – Aug 2014 · 8 mos

I supported all PR and promotional activities, wrote marketing copy, assisted in social media management, drove consumer interest toward Ohio tourism, created internal communication for agency and utilized Dreamweaver to coordinate website updates. I also assisted with the planning and implementation of the Symposium for the Future of Tourism in Ohio, w …see mor



Sales Associate

Crate and Barrel

Oct 2013 – Aug 2014 · 11 mos

Columbus, Ohio Area

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Education



 **Capital University**
Communications, Communication, General
2010 – 2014

 **Capital University**
Bachelor's degree, Public Relations
2010 – 2014

Volunteer experience

Co-Chair, Auction Committee, Columbus Gala + Auction
Human Rights Campaign
Jan 2017 – Jan 2019 • 2 yrs 1 mo
Civil Rights and Social Action

Wonderball Planning Committee Member
Columbus Museum of Art
Aug 2016 – Present • 4 yrs 4 mos
Arts and Culture

Diversity Committee Member, Central Ohio Chapter
Public Relations Society of America (PRSA)
Jan 2017 – Present • 3 yrs 11 mos
Science and Technology

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